UniCredito Italiano

03 JUL 14 7:21


03024636


SUPPL



CONSOLIDATED QUARTERLY REPORT AS AT 31 MARCH 2003

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

Consolidated Quarterly Report as at 31st March 2003

Contents

Contents

Contents

Chart of the UniCredito Italiano Group as at 31 March 2003

Fully consolidated subsidiaries and companies consolidated using the equity method


Retail Division
Corporate Banking Division
Private Banking & Asset Management Division
New Europe Division
Other Companies

Gruppo UniCredito Italiano

Scope of Consolidation

The Chart of the Group as at 31 March 2003 shows the companies included in the scope of consolidation broken down by Divisions and method of consolidation (full consolidation and net equity methods).

The only significant change since the end of the last period is the inclusion of Koç Finansal Hizmetler, consolidated on a proportional basis, the joint ownership of which was acquired near the end of 2002 (in December this equity interest, which had just been acquired, was consolidated usingthe net equity method). As compared to 31 March 2002, the Group perimeter changed due to the inclusion of Zagrebacka Banka, the largest Croatian bank, and Demir Banca (now UniCredit Romania).

During the first quarter a controlling interest in Zivnostenska Bank was also acquired, and was temporarily consolidated using the net equity method.

Finally, the historical data for the first quarter of 2002 did not reflect the effects of the S3 reorganisation since the first phase of that transaction (merger by absorption of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Rolo Banca 1473 and Credit Carimonte into Unicredito Italiano) was concluded on 1 July, but for accounting purposes took effect from the beginning of the year.

Thus, in order to enable equivalent comparisons in the analysis of changes in balance sheet and profit and loss figures, quarterly figures for 2002 were restated to take into account, on the one hand, the inclusion of companies in New Europe by combining the respective amounts from the accounts and assigning shareholders' equity and net profit for the period to minorities, and, on the other hand, the impact of the S3 reorganisation on the allocation of profits and shareholders' equity between the "Group portion" and "minorities".

UniCredito Italiano

Fully consolidated subsidiaries

RETAIL

UNICREDIT BANCA S.p.A.
Main office: Bologna

Other Banks

ADALYA BANCA IMMOBILIARE S.p.A.
Main office: Milan

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Main office: Carpi

CLARIMA BANCA S.p.A.
Main office: Milan

TRADINGLAB BANCA S.p.A.
Main office: Milan

Financial and other companies

CREDITRAS PREVIDENZA SIM S.p.A.
Main office: Milan

GRIFOFACTOR S.p.A.
Main office: Perugia

PIONEER INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆

ROLO PIONEER LUXEMBOURG S.A.
Main office: Luxembourg ◆

UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.
Main office: Luxembourg ◆

UNICREDIT FONDI S.G.R. p.A.
Main office: Milan

CORPORATE BANKING

UNICREDIT BANCA D'IMPRESA S.p.A.
Main office: Verona

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

Other Banks

BANCA MEDIOCREDITO S.p.A.
Main office: Turin

UNICREDITO GESTIONE CREDITI S.p.A.
Main office: Verona

Financial and other companies

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

LOCAT S.p.A.
Main office: Bologna

QUERCIA FUNDING S.r.l.
Main office: Verona

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

TYRERESCOM Ltd
Main office: Dublin ◆

UNICREDIT FACTORING S.p.A.
Main office: Milan

UNIRISCOSSIONI S.p.A.
Main office: Turin

PRIVATE BANKING & ASSET MANAGEMENT

UNICREDIT PRIVATE BANKING S.p.A.
Main office: Turin

Other Banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

XELION BANCA S.p.A.
Main office: Milan

Pioneer Global Asset Management Group

PIONEER GLOBAL ASSET MANAGEMENT S.p.A.
Main office: Milan

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆

PIONEER CZECH INVESTMENT COMPANY A.S.
Main office: Prague ◆

PIONEER FONDS MARKETING GMBH
Main office: Munich ◆

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◆

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆

Companies consolidated using the equity method

RETAIL

Financial and other companies

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

E2E INFOTECH Ltd.
Main office: London ◆

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

TLX S.p.A.
Main office: Milan

TRADINGLAB INC.
Main office: New York ◆

UNICREDITASSICURA S.r.l.
Main office: Milan

VIVACITY S.p.A.
Main office: Rome

CORPORATE BANKING

Financial and other companies

BROKER CREDIT S.p.A.
Main office: Milan

I-FABER S.p.A.
Main office: Milan

LOCAT LEASING d.o.o.
Main office: Zagreb ◆

LOCAT RENT S.p.A.
Main office: Milan

SVILUPPO NORD-OVEST S.G.R.p.A.
Main office: Turin

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l. - Main office: Rome

UNICREDIT SERVICELAB S.p.A.
Main office: Milan

VENTURA FINANCE S.p.A.
Main office: Turin

PRIVATE BANKING & ASSET MANAGEMENT

Financial and other companies

OLD CITY FINANCIAL SERVICES LTD
Main office: Raanan ◆ ❖

OT FINANCIAL SERVICES NOMINEES LTD
Main office: London ◆ ❖

PIONEER CONSULTING SERVICES S.A.
Main office: Warsaw ◆ ▲

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (San Marino) ◆

UNICREDIT CONSULTING S.r.l.
Main office: Milan

◆ Registered outside Italy
▲ Pioneer USA Group company
❖ Momentum Group company

PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER INVESTMENT MANAGEMENT S.G.R. p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Delaware ◆

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆

PIONEER PEKAO TFI S.A.
Main office: Warsaw ◆

Pioneer USA Group ◆

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston

Momentum Group ◆

KI7 (7) LIMITED
Main office: London

MOMENTUM ADVISORY LIMITED
Main office: Bermuda

MOMENTUM ASIA (HONG KONG) LIMITED
Main office: Hong Kong

MOMENTUM ASIA LIMITED
Main office: Bermuda

MOMENTUM ASSET MANAGEMENT LIMITED - Main office: Bermuda

MOMENTUM AUSTRALIA (PTY) LIMITED
Main office: Melbourne

MOMENTUM HOLDINGS LIMITED
Main office: Bermuda

MOMENTUM MARKETING LIMITED
Main office: Bermuda

MOMENTUM NEW YORK LIMITED
Main office: Dover

MOMENTUM UK LIMITED
Main office: London

MORIAH S.A.
Main office: Liberia

ORBIT ASSET MANAGEMENT LTD
Main office: Bermuda ✓

SPECIAL FUND MARKETING ISRAEL LIMITED - Main office: Raanan

Financial and other companies

BAC FIDUCIARIA S.p.A.
Main office: Dogana Repubblica di San Marino ◆

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

F.R.T. FIDUCIARIA RISPARMIO TORINO SIM S.p.A.
Main office: Turin

UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A. (formerly ROLO PIONEER S.G.R.p.A.)
Main office: Bologna

NEW EUROPE

Pekao Group ◆

BANK PEKAO S.A.
Main office: Warsaw

BANK PEKAO (UKRAINA) Ltd
Main office: Luck

BANK POLSKA KASA OPIEKI TEL-AVIV Ltd
Main office: Tel Aviv

CDM GRUPY PEKAO S.A.
Main office: Warsaw

DRUKBANK Sp.zo.o.
Main office: Zamosc

LEASING FABRYCZNY Sp.zo.o.
Main office: Lublin

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o - Main office: Lodz

PEKAO LEASING Sp.zo.o.
Main office: Warsaw

PEKAO PIONEER PTE S.A.
Main office: Warsaw

Zagrebacka Group ◆

ZAGREBACKA BANKA D.D.
Main office: Zagreb

POMINVEST D.D. - Main office: Split

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb

UNIVERSAL BANKA D.D.
Main office: Sarajevo

VARAZDINSKA BANKA D.D.
Main office: Varazdin

ZAGREBACKA BANKA BH D.D.
Main office: Mostar

ZAGREB NEKRETNINE D.O.O.
Main office: Zagreb

ZB BROKERI D.O.O. - Main office: Zagreb

ZB INVEST D.O.O. - Main office: Zagreb

Koç Group ◆

KOÇ FINANSAL HIZMETLER A.S.
Main office: Istanbul ✓

KOÇ ASSET MANAGEMENT S.A.
Main office: Ginevra ✓

KOÇBANK A.S.
Main office: Istanbul ✓

KOÇBANK (AZERBAIJAN) LTD
Main office: Baku ✓

KOÇBANK NEDERLAND N.V.
Main office: Amsterdam ✓

KOÇFAKTOR - KOÇ FAKTORING HIZMETLERI A.S.
Main office: Istanbul ✓

KOÇLEASE - KOÇ FINANSAL KIRALAMA A.S.
Main office: Istanbul ✓

KOÇ PORTFOY YONETIMI A.S.
Main office: Istanbul ✓

KOÇ YATIRIM MENKUL DEGERLER A.S. - Main office: Istanbul ✓

Other Banks ◆

BULBANK A.D. - Main office:Sofia

CASSA DI RISPARMIO DI TRIESTE BANCA D.D. - Main office: Zagreb

UNIBANKA A.S.
Main office: Bratislava

UNICREDIT ROMANIA S.A.
Main office: Bucharest

Financial and other companies ◆

AGROCONS CENTRUM A.S.
Main office: Bratislava

DEMIR SECURITIES ROMANIA S.A.
Main office: Bucharest

XELION DORADCY FINANSOWI Sp.zo.o (formerly PEKAO INFORMATYKA Sp.zo.o) - Main office: Lodz

Pekao Group ◆

ACCESS Sp.zo.o
Main office: Warsaw

ANICA SYSTEM S.A.
Main office: Lublin

BDK CONSULTING
Main office: Luck

CENTRAL POLAND FUND LLC
Main office: Wilmington

FABRYKA MASZYN Sp.zo.o
Main office: Janov Lubelski

FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.
Main office: Czarnkow

GRUPA INWESTYCYJNA NYWING S.A.
Main office: Warsaw

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw

JUPITER NFI S.A.
Main office: Warsaw

KRAJOWA IZBA ROZLICZENIOWA S.A.
Main office: Warsaw

MASTERS S.A.
Main office: Legnica

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw

POLLENA EWA S.A.
Main office: Lodz

POLONIT Sp.zo.o
Main office: Lodz

TOMTEX S.A.
Main office: Tomaszòw Mazowiecki

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw

WAW PZL Sp.zo.o
Main office: Mielec

WJTWORNIA SILNIKOW PZL - MIELEC Sp.zo.o
Main office: Mielec

ZASLAW SPIN Sp.zo.o
Main office: Zagorz

ZPC SWIDNIK Sp.zo.o
Main office: Swidnik

Zagrebacka Group ◆

ALLIANZ ZAGREB DIONICKO DRUSTVO ZA OSIGURANJE
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM
Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM
Main office: Zagreb

CENTAR GRADSKI PODRUM D.O.O.
Main office: Zagreb

CENTAR KAPTOL D.O.O.
Main office: Zagreb

ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.
Main office: Umag

LIPA D.D. - Main office: Novi Marof

MARKETING ZAGREBACKE BANKE D.O.O.
Main office: Zagreb

ZABA TURIZAM D.O.O.
Main office: Zagreb

ZANE BH D.O.O. - Main office: Sarajevo

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo

OTHER COMPANIES

Banks

UNICREDITO ITALIANO BANK (IRELAND) Plc - Main office: Dublin ◆

Financial companies

CARIVERONA IRELAND Plc
Main office: Dublin ◆

C.R. TRIESTE IRELAND Ltd
Main office: Dublin ◆

FIDA SIM S.p.A.
Main office: Turin

UNICREDIT DELAWARE Inc.
Main office: Dover ◆

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO - FUNDING LLC I
Main office: Dover ◆

UNICREDITO ITALIANO - FUNDING LLC II
Main office: Dover ◆

Ancillary Companies

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

Banks

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Main office: Saluzzo

ZIVNOSTENSKA BANKA A.S.
Main office: Prague ◆

Financial and other companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

CORDUSIO IMMOBILIARE S.p.A.
Main office: Monza

DEMIR ROMLEASE S.A.
Main office: Bucharest ◆

FIDIA S.G.R. S.p.A.
Main office: Milan

LISEURO S.p.A.
Main office: Udine

MILANO INNOVAZIONE S.G.R. S.p.A.
Main office: Milan

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

ON INVESTMENT SERVICES S.r.l.
Main office: Milan

SELEZIONE TERZA S.r.l.
Main office: Milan

S.F.E.T. S.p.A. Società Friulana Esazione Tributi
Main office: Udine

S.T.T. S.p.A.
Main office: Verona

UNICREDIT AUDIT S.p.A.
Main office: Milan

UNICREDIT ENERGIA S.c.r.l.
Main office: Milan

UNICREDIT REAL ESTATE S.p.A.
Main office: Monza

UNI IT S.r.l.
Main office: Trento

Branch Networks in Italy and Abroad

9

Branches of Group Banks

In Italy

UniCredit Suisse (Lugano) 1

Banca Agricola Commerciale (San Marino) 7

BMG Montecarlo 1

Region	UniCredit Banca	UniCredit Banca d'Impresa	UniCredit Private Banking	Others	Total Italian Branches
Veneto	617	46	28		691
Emilia-Romagna	437	25	27	32	521
Piedmont	441	28	27	1	497
Lombardy	272	32	22	8	334
Latium	177	9	14	6	206
Friuli-Venezia Giulia	160	9	5		174
Apulia	99	5	5		109
Marche	85	7	3	2	97
Tuscany	70	13	6	4	93
Trentino-Alto Adige	84	6	3		93
Umbria	9	2		77	88
Campania	71	6	3		80
Liguria	57	5	4		66
Sicily	48	4	3		55
Sardinia	38	2	1		41
Abruzzo	21	4	1		26
Aosta Valley	23	1	1		25
Molise	23	1			24
Calabria	16	3			19
Basilicata	4	2			6
Total	**2,752**	**210**	**153**	**130**	**3,245**

New Europe


POLAND
821
28
CZECH REPUBLIC
SLOVAKIA
65
CROATIA
ROMANIA
BOSNIA HERZEGOVINA
BULGARIA
TURKEY
125
57
136 (*)
182
15
91

Bank	Branches
Pekao Group (Poland)	821
Bulbank (Bulgaria)	91
UniBanka (Slovakia)	65
Zivnostenska Banka (Czech Republic)	28
Zagrebacka Group (Croatia and Bosnia H.)	182
UniCredit Romania (Romania)	15
Koç Group (Turkey)	136*
Total	**1,338**

*Half the actual number of branches, since our holding is 50% of equity.

Branches and Representative Offices Outside Italy

BRANCHES
LONDON
LUXEMBOURG
PARIS *
NEW YORK
HONG KONG
SINGAPORE

* *Limited service branch*

REPRESENTATIVE OFFICES
Budapest
Brussels
Koper
Frankfurt
Prague
Moscow
Chicago
Buenos Aires
São Paulo
Mumbai
Beijing
Shanghai


NEW YORK
Chicago
São Paulo
Buenos Aires


LUXEMBOURG
Brussels
Frankfurt
PARIS
Prague
LONDON
Koper
Moscow
Budapest
Beijing
Shanghai
HONG KONG
Mumbai
SINGAPORE

Key Financial Information and Results

Financial Summary

Profit and Loss Account

(amounts in millions of €)

	31.03.2003	31.03.2002 HISTORICAL	31.03.2002 RESTATED	CHANGE FROM RESTATED	31.12.2002 RESTATED
Total revenues	2,656	2,537	2,675	-0.7%	10,242
Net interest	*1,258*	*1,222*	*1,309*	*-3.9%*	*5,044*
Net commissions	*787*	*779*	*809*	*-2.7%*	*3,216*
Operating expenses	1,399	1,295	1,373	1.9%	5,578
Operating profit	1,257	1,242	1,302	-3.5%	4,664
Amortisation of goodwill	66	64	69	-4.3%	245
Profit before extraordinary items and income tax	972	980	1,022	-4.9%	2,938
Net profit for the period	555	531	561	-1.1%	1,964
Group portion of net profit (loss) for the period	**515**	**401**	**488**	**5.5%**	**1,801**

Balance Sheet

(amounts in millions of €)

	31.03.2003	31.03.2002 HISTORICAL	31.3.2002 RESTATED	CHANGE FROM RESTATED	31.12.2002 RESTATED
Total assets	217,346	205,345	214,304	1.4%	215,470
Loans to customers	112,070	115,358	118,873	-5.7%	114,739
of which: Non-performing loans	*2,145*	*1,848*	-	-	*2,150*
Securities	32,469	35,243	37,318	-13.0%	30,928
Equity Investments	3,235	2,679	2,394	35.1%	2,221
Due to customers and securities in issue	121,581	125,035	132,068	-7.9%	128,265
Subordinated debt	7,073	7,581	7,583	-6.7%	7,088
Group portion of shareholders' equity	12,741	10,178	11,803	7.9%	12,261
Indirect customer deposits	215,326	227,051	228,836	-5.9%	211,639
Assets administered for customers	336,907	352,086	360,904	-6.6%	339,904
Customer assets under management	101,838	114,907	115,504	-11.8%	102,432

Staff and Branches

	31.03.2003	31.03.2002 HISTORICAL	31.3.2002 RESTATED	CHANGE FROM RESTATED	31.12.2002 RESTATED
Number of employees	67,922	62,288	69,231	-1,309	68,339
Number of financial consultants	1,730	1,799	1,799	-69	1,833
Number of branches	4,507	3,960	4,263	244	4,513

Profitability Ratios and other information

	31.03.2003	31.03.2002 HISTORICAL	31.3.2002 RESTATED	CHANGE FROM RESTATED	31.12.2002 RESTATED
Profitability Ratios					
ROE [1]	18.3%	18.2%	18.4%	- 0.1%	17.2%
ROE (excluding amortisation of goodwill)	20.7%	20.7%	21.0%	- 0.3%	19.6%
Operating profit/Total assets	2.31%	2.42%	2.43%	- 0.12%	2.16%
Cost/income ratio	52.7%	51.0%	51.3%	1.3%	54.5%
Risk Ratios					
Net non-performing loans/Loans to customers	1.91%	1.60%	-	-	1.87%
Net doubtful loans/Loans to customers	3.77%	3.27%	-	-	3.71%
Productivity Ratios (thousands of €)					
Total revenues/Number of employees [2]	156	163	155	1	150
Total assets/Number of employees [2]	3,200	3,297	3,095	105	3,153
Payroll costs/Number of employees [2]	48	49	46	2	47

1. Shareholders' equity as at the end of the period (excluding net profit for the period, but including profit from the prior period earmarked for reserves).
2. Number of employees as at end of period.

Restated consolidated Balance Sheet

Assets

(amounts in millions of €)	31.03.2003	31.12.2002 RESTATED	CHANGE FROM 31.12.2002	%	31.03.2002 RESTATED	% CHANGE FROM 31.03.2002
Cash and deposits with central banks and post offices	1,163	1,632	- 469	-28.7%	1,777	-34,6%
Due from:						
Customers	112,070	114,739	- 2,669	-2.3%	118,873	-5,7%
Banks	28,798	28,804	- 6	-0.0%	25,460	+13,1%
Trading securities	18,599	17,590	+ 1,009	+5.7%	20,132	-7,6%
Fixed assets:						
Investment securities	13,870	13,338	+ 532	+4.0%	17,186	-19,3%
Equity investments	3,235	2,221	+ 1,014	+45.7%	2,394	+35,1%
Intangible and tangible fixed assets	4,701	4,826	- 125	-2.6%	5,032	-6,6%
Positive consolidation differences and net equity differences	1,084	1,019	+ 65	+6.4%	882	+22,9%
Other asset items	33,826	31,301	+ 2,525	+8.1%	22,568	+49,9%
Total assets	**217,346**	**215,470**	**+ 1,876**	**+0.9%**	**214,304**	**1,4%**

Liabilities and Shareholders'equity

(amounts in millions of €)	31.03.2003	31.12.2002 RESTATED	CHANGE FROM 31.12.2002	%	31.03.2002 RESTATED	% CHANGE FROM 31.03.2002
Deposits:						
Due to customers	89,040	95,089	- 6,049	- 6.4%	96,230	- 7.5%
Securities in issue	32,541	33,176	- 635	- 1.9%	35,838	- 9.2%
Due to banks	38,757	32,422	+ 6,335	+ 19.5%	34,174	+ 13.4%
Specific reserves	5,044	4,630	+ 414	+ 8.9%	5,028	+ 0.3%
Other liability items	30,874	29,473	+ 1,401	+ 4.8%	22,022	+ 40.2%
Reserve fund for possible loan losses	88	94	- 6	- 6.4%	152	- 42.1%
Subordinated debt	7,073	7,088	- 15	- 0.2%	7,583	- 6.7%
Negative consolidation differences and net equity differences	63	64	- 1	- 1.6%	60	+ 5.0%
Minority portion of shareholders' equity	1,125	1,173	- 48	- 4.1%	1,414	- 20.4%
Shareholders' equity:						
Capital, reserves, and fund for general banking risks	12,226	10,460	+ 1,766	+ 16.9%	11,315	+ 8.1%
Net profit for the period	515	1,801	- 1,286	- 71.4%	488	+ 5.5%
Total liabilities and shareholders' equity	**217,346**	**215,470**	**+ 1,876**	**+ 0.9%**	**214,304**	**+ 1.4%**

Note: The restated balance sheets take into account the most significant changes in the scope of consolidation and the impact of the S3 reorganisation.

Restated consolidated Profit and Loss Account

(amounts in millions of €)	31.03.2003	31.03.2002 RESTATED	CHANGE FROM MARCH 2002 P&L ACCOUNT	%	2002 RESTATED
Net interest	1,258	1,309	- 51	- 3.9%	5,044
Dividends and other income from equity investments	6	28	- 22	- 78.6%	216
Net interest income	**1,264**	**1,337**	**- 73**	**- 5.5%**	**5,260**
Net commissions	787	809	- 22	- 2.7%	3,216
Trading profit	433	361	+ 72	19.9%	1,054
Other net operating income	172	168	+ 4	2.4%	712
Net non-interest income	**1,392**	**1,338**	**+ 54**	**4.0%**	**4,982**
TOTAL REVENUES	**2,656**	**2,675**	**- 19**	**- 0.7%**	**10,242**
Payroll costs	- 811	- 802	- 9	1.1%	- 3,193
Other administrative expenses	- 481	- 469	- 12	2.6%	- 1,913
Write-downs of intangible and tangible fixed assets	- 107	- 102	- 5	4.9%	- 472
Operating expenses	**- 1,399**	**- 1,373**	**- 26**	**1.9%**	**- 5,578**
OPERATING PROFIT	**1,257**	**1,302**	**- 45**	**-3.5%**	**4,664**
Amortisation of goodwill	- 66	- 69	+ 3	- 4.3%	- 245
Provisions for risks and charges	- 40	- 21	- 19	90.5%	- 163
Net write-downs of loans and provisions for guarantees and commitments	- 164	- 186	+ 22	- 11.8%	- 1,012
Provisions for possible loan losses	-	- 4	+ 4	- 100.0%	- 10
Net write-downs of financial investments	- 15	-	- 15	-	- 296
Total writedowns and provisions	**- 285**	**- 280**	**-5**	**1.8%**	**- 1,726**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**972**	**1,022**	**- 50**	**- 4.9%**	**2,938**
Extraordinary income (charge) – net	20	- 15	+ 35	n.s.	362
Change in fund for general banking risks	-	-	-	-	- 4
Income tax for the period	- 437	- 446	+ 9	- 2.0%	- 1,332
NET PROFIT FOR THE PERIOD	**555**	**561**	**- 6**	**-1.1%**	**1,964**
Minorities	- 40	- 73	+ 33	- 45.2%	- 163
GROUP PORTION OF NET PROFIT FOR THE PERIOD	**515**	**488**	**+ 27**	**5.5%**	**1,801**

Note: The restated profit and loss accounts take into account the most significant changes in the scope of consolidation and the impact of the S3 reorganisation on the breakdown of net profit for the period as at March 2002.

Consolidated Balance Sheet: Quarterly changes

Assets

(amounts in millions of €)	2003 31 MAR.	2002 RESTATED 31 DEC.	2002 RESTATED 30 SEP.	2002 RESTATED 30 JUN.	2002 RESTATED 31 MAR.
Cash and deposits with central banks and post offices	1,163	1,632	1,219	1,411	1,777
Due from:					
Customers	112,070	114,739	113,624	120,268	118,873
Banks	28,798	28,804	26,667	25,117	25,460
Trading securities	18,599	17,590	20,327	18,837	20,132
Fixed assets:					
Investment securities	13,870	13,338	14,618	15,383	17,186
Equity investments	3,235	2,221	2,310	2,348	2,394
Intangible and tangible fixed assets	4,701	4,826	4,827	4,809	5,032
Positive consolidation differences and net equity differences	1,084	1,019	879	900	882
Other asset items	33,826	31,301	27,737	24,005	22,568
Total assets	**217,346**	**215,470**	**212,208**	**213,078**	**214,304**

Liabilities and shareholders' equity

(amounts in millions of €)	2003 31 MAR.	2002 RESTATED 31 DEC.	2002 RESTATED 30 SEP.	2002 RESTATED 30 JUN.	2002 RESTATED 31 MAR.
Deposits:					
Due to customers	89,040	95,089	90,345	94,584	96,230
Securities in issue	32,541	33,176	32,116	35,927	35,838
Due to banks	38,757	32,422	36,426	33,106	34,174
Specific reserves	5,044	4,630	4,388	4,004	5,028
Other liabilities	30,874	29,473	28,056	25,175	22,022
Reserve fund for possible loan losses	88	94	132	144	152
Subordinated debt	7,073	7,088	7,419	7,395	7,583
Negative consolidation differences and net equity differences	63	64	60	60	60
Minority portion of shareholders' equity	1,125	1,173	1,322	1,207	1,414
Shareholders' equity:					
Capital, reserves and fund for general banking risks	12,226	10,460	10,495	10,468	11,315
Net profit for the period	515	1,801	1,449	1,008	488
Total liabilities and shareholders' equity	**217,346**	**215,470**	**212,208**	**213,078**	**214,304**

Consolidated Profit and Loss Account: Quarterly changes

(amounts in millions of €)	2003	2002 RESTATED			
	Q 1	Q 4	Q 3	Q 2	Q 1
Net interest	1,258	1,239	1,256	1,240	1,309
Dividends and other income from equity investments	6	50	27	111	28
Net interest income	**1,264**	**1,289**	**1,283**	**1,351**	**1,337**
Net commission	787	799	771	837	809
Trading profit	433	217	223	253	361
Other net operating income	172	202	167	175	168
Net non-interest income	**1,392**	**1,218**	**1,161**	**1,265**	**1,338**
TOTAL REVENUES	**2,656**	**2,507**	**2,444**	**2,616**	**2,675**
Payroll costs	-811	-817	-799	-775	-802
Other administrative expenses	-481	-491	-486	-467	-469
Writedowns of intangible and tangible fixed assets	-107	-156	-112	-102	-102
Operating expenses	**-1,399**	**-1,464**	**-1,397**	**-1,344**	**-1,373**
OPERATING PROFIT	**1,257**	**1,043**	**1,047**	**1,272**	**1,302**
Amortisation of goodwill	-66	-59	-63	-54	-69
Provisions for risks and charges	-40	-94	7	-55	-21
Net writedowns of loans and provisions for guarantees and commitments	-164	-330	-183	-313	-186
Provisions for possible loan losses	-	-1	2	-7	-4
Net writedowns of financial investments	-15	-211	-9	-76	-
Total writedowns and provisions	**-285**	**-695**	**-246**	**-505**	**-280**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**972**	**348**	**801**	**767**	**1,022**
Extraordinary income (charge) – net	20	219	2	156	-15
Change in fund for general banking risks	-	-4	-	-	-
Income tax for the period	-437	-181	-312	-393	-446
NET PROFIT FOR THE PERIOD	**555**	**382**	**491**	**530**	**561**
Minorities	-40	-30	-50	-10	-73
GROUP PORTION OF NET PROFIT FOR THE PERIOD	**515**	**352**	**441**	**520**	**488**

Note: Quarterly Profit and Loss Accounts are calculated as being the difference between cumulative profit and loss accounts. They are therefore affected by the exchange rates prevailing on each date with respect to companies that prepare accounts in their own currency, especially fluctuations in the zloty rates (in which Pekao Group accounts are denominated) and in the US dollar, given our investment in Pioneer USA Group.

In addition, the breakdown of profit for the first two quarters of 2002 takes into account the impact of the S3 transaction, and the Group's portion of net profit in restated results for the first quarter of 2002 also takes into account the impact of the consolidation of Zagrebacka Banka effective 8 March (note that the quarterly report for March temporarily reported this equity investment at cost).

Explanatory Notes and Directors' Comments

Profit and Loss Account

Net Profit for the Period

The Group portion of net profit for the first quarter of 2003 was €515 million, which was up by 5.5% over profit for the corresponding period of the prior year (€488 million taking into account the minorities resulting from the conclusion of the S3 reorganisation). This result was achieved despite a negative external environment characterised by continued weakness in the economic cycle and fluctuations in financial markets as well as a significant reorganisation of the Group.

As a result of higher capitalisation, ROE was 18.3% in annualised terms, which was in line with that for the corresponding period of the prior year, but up from the 17.2% for all of 2002. Net of amortisation of goodwill, ROE rose from 19.6% at the end of 2002 to 20.7%.

Operating Profit

Despite persistent weakness in market factors that fuel revenue growth, for the first quarter operating profit remained well above average levels for the prior year (up by 7.8%). With growth of over 20% over the prior quarter, final results for the first three months actually reached €1,257 million, which was nearly at the same level as at the end of the first quarter of 2002. However, the comparison with the latter period was negatively affected by the effect of exchange rates on the translation of profit and loss accounts of the banks of New Europe. Net of this effect, operating profit for the first quarter was at the level of the first quarter of 2002.

OPERATING PROFIT (amounts in millions of €)	2003	2002 RESTATED			% CHANGE FROM 2002		
	Q 1	Q 4	Q 1	AVERAGE	Q 4	Q 1	AVERAGE
AT HISTORICAL EXCHANGE RATES							
Net interest income	1,264	1,289	1,337	1,315	-1.9%	-5.5%	-3.9%
Revenues from services and other sources	1,392	1,218	1,338	1,246	14.3%	4.0%	11.8%
Total revenues	**2,656**	**2,507**	**2,675**	**2,561**	**5.9%**	**-0.7%**	**3.7%**
Operating expenses	-1,399	-1,464	-1,373	-1,395	-4.4%	1.9%	0.3%
Operating profit	**1,257**	**1,043**	**1,302**	**1,166**	**20.5%**	**-3.5%**	**7.8%**
AT CONSTANT EXCHANGE RATES (March 2003 rates)							
Net interest income	1,264	1,263	1,294	1,297	0.1%	-2.3%	-2.5%
Revenues from services and other sources	1,392	1,201	1,317	1,234	15.9%	5.7%	12.8%
Total revenues	**2,656**	**2,464**	**2,611**	**2,531**	**7.8%**	**1.7%**	**4.9%**
Operating expenses	-1,399	-1,444	-1,343	-1.381	-3.1%	4.2%	1.3%
Operating profit	**1,257**	**1,020**	**1,268**	**1,150**	**23.2%**	**-0.9%**	**9.3%**

The significant growth in operating income over the prior quarter was due to higher total revenues (up by 5.9%) and lower operating expenses (down by 4.4%). Operating profit was essentially unchanged from the first quarter of 2002 at constant exchange rates (down by 0.9%) due to a 1.7% rise bolstered by revenues from services and other sources. This, however, was entirely offset by the increase in operating expenses (up by 4.2%).

Thus, the cost-income ratio remained at a modest 52.7% compared to 51.3% for the first quarter of 2002 on a restated basis, but less than that for the entire year (54.5%).

Operating Profit by Division

On 1 January, as noted in other parts of the Report, the three new segment banks commenced operations as the final act of the major corporate reorganisation undertaken at the end of 2001. This reorganisation resulted in a new divisional structure (Retail, Corporate Banking, Private Banking and Asset Management, New Europe), as reflected in the Chart of the Group, which is now showing its first profits.

As can be seen in the table below, the Corporate Banking Division (which includes, among others, UBM and Locat) provided over 45% of the Group's operating profit, benefiting in part from positive periodic fluctuations of certain revenues, followed by the Retail Division (including, among others, TradingLab), which is just under 40% of the total.

Since there were obviously no operating results available for the three segment banks in 2002, a comparison with the prior year for these banks, the major Group companies and the New Europe Division is possible only on a combined basis. For the New Europe Division, which changed only as a result of new acquisitions during the period, results for the prior period were restated to account for the inclusion of the Koç Group.

OPERATING PROFIT BY DIVISION	2003	2002 RESTATED			% CHANGE FROM 2002		
(amounts in millions of €)	Q 1	Q 4	Q 1	AVERAGE	Q 4	Q 1	AVERAGE
Retail	481	-	-	-	-	-	-
Corporate Banking	622	-	-	-	-	-	-
Private Banking & Asset Management	61	-	-	-	-	-	-
Total Segment Divisions	**1.164**	**851**	**1.178**	**990**	**36.8%**	**-1.2%**	**17.6%**
Including, for comparison purposes with 2002:							
- The combined 3 segment banks	*771*	*662*	*813*	*739*	*16.4%*	*-5.2%*	*4.3%*
- UBM	*236*	*59*	*177*	*104*	*299.2%*	*33.1%*	*126.4%*
- TradingLab	*38*	*21*	*36*	*23*	*81.4%*	*5.8%*	*65.7%*
- Locat	*31*	*23*	*26*	*28*	*35.2%*	*19.6%*	*11.1%*
- Other companies (1)	*89*	*86*	*126*	*96*	*3.3%*	*-29.5%*	*-7.0%*
New Europe (at constant exchange rates)	163	211	212	207	-22.7%	-23.1%	-21.4%
Parent company and other companies	-80	-45	-131	-52	n.s.	n.s.	n.s.
Elisions and other adjustments	10	3	9	5	n.s.	n.s.	n.s.
Operating profit at constant exchange rates	**1,257**	**1,020**	**1,268**	**1,150**	**23.2%**	**-0.9%**	**9.3%**
Exchange rate effect on New Europe profit		23	34	16			
Operating profit	**1,257**	**1,043**	**1,302**	**1,166**	**20.5%**	**-3.5%**	**7.8%**

(1) The main companies are the Pioneer Group, the mutual fund companies, Banca Mediocredito, Banca dell'Umbria and Cassa Risparmio Carpi.

Despite an economic environment that affected profitability in the lending sector in Italy and Europe, the Group's ability to maintain high profit levels was partly due to diversified revenue sources, which make it possible to offset any poor profit performance in certain business areas. Thus, after nearly two years of impressive results, the slowdown that has affected results of the New Europe Division for several quarters was offset by the recovery of the Parent Company's results. Meanwhile, the profit growth of UBM, the Group's investment bank, has been a constant for the last three periods, i.e., since its establishment. However, diversification has also been effective as a way of offering products such as those for the financial risk management of customers.

Net Interest Income

Net interest income was €1,264 million was in line with the prior quarter net of the exchange rate effect, but down by 2.3% from the first quarter of 2002. At historical exchange rates, the decline from the latter period was 5.5%.

This figure remained steady from the prior quarter for several reasons. Firstly, there was an increase in income of commercial banks in Italy due to a slight increase in spread, partly as a result of portfolio restructuring and average loan volumes. The Parent Company and finance company also reported increases in net interest income since both benefited from lower funding costs on the interbank market to cover fixed assets in excess of shareholders' equity for the former and fixed rate loans for the latter. Secondly, the banks of New Europe reported lower net interest income due to a reduction in rates that was also reflected by a reduction in spread.

On the other hand, performance as compared to the same period of the prior year was affected by lower loan volumes at Italian banks. This was only partially offset by a higher spread, while other factors reported previously affected income in the manner already described.

Revenues from services and other sources

Revenues from services and other sources was €1,392 million, up by 4% over the first quarter of 2002 at historical exchange rates and by 5.7% at constant exchange rates due to the contribution from trading profits and other net operating income that offset the decline in net commission (the comparison with the prior quarter, which was very positive, was less significant due to periodic fluctuations of trading profits).

Net commissions were down by 2.7% at historical exchange rates and down by 1.4% at constant exchange rates due to the lower volume of commissions from asset management and administration services (down by 4.9% from the first quarter of 2002 at historical exchange rates), but were up from the prior quarter. Commission volume was also bolstered by the pronounced increase in commissions for the placement of insurance products, which has been the case for several periods, and to a lesser extent from commissions for security placement, trading and custody services. On the other hand, there was a reduction from the first quarter of 2002 in commissions on mutual funds despite the increase in purchases. This was due to the shift of customer portfolios from stock and balanced funds with higher commissions to bond and money market funds. Commissions on segregated accounts were also particularly high at the beginning of the last period. The contribution of other business areas to commission volume was higher than in the first quarter of 2002 due primarily to loan arrangement activities performed by UBM.

Trading profits reached €433 million, which was up by 19.9% over the corresponding period of the prior year (up by 22% at constant exchange rates). This growth was still bolstered by the increase in the business of managing the financial risks of corporate customers.

Other net operating income remained just above that for the first quarter of 2002 (up by €4 million or 2.4%) due to a reduction in other expenses.

Expenses

Operating expenses of €1,399 million were up by 1.9% at historical exchange rates over the first quarter of 2002 and by 4.2% at constant exchange rates. This increase was partly due to charges for the reorganisation under way and investments made. In fact, there was higher growth in writedowns of intangible and tangible fixed assets (up by 4.9% at historical exchange rates and up by 9.2% at constant exchange rates) and other administrative expenses (up by 2.6% and 4.8% at historical and constant exchange rates respectively). The latter figure included, in particular, those expenses related to various services provided by third parties.

As compared to the restated figures for the first quarter of 2002, payroll costs were up by 1.1% or about €9 million, due to the following changes:

- A 0.3% increase from staff dedicated to Investment Banking (UBM) and Asset Management (PGAM Group), taking into account that the increase in payroll costs at the former was nearly entirely offset by the reduction in the latter;
- A decrease of 1.8% due exclusively to exchange rate effects for the New Europe Division, where continuing staff rationalisation measures (especially in the Pekao Group) resulted in no change in costs calculated at constant exchange rates;
- A 2.6% increase in remaining domestic areas (including the Parent Company, banks, ancillary companies, product companies and other financial companies). The increases resulting from the application of new contractual pay scales and from the protection of specific commercial and specialist positions were partially absorbed by the overall reduction in staff as compared to 31 March 2002.

Net Profits

Taking into account total provisions and writedowns of €285 million (€280 million for the same period of the prior year), net profit before extraordinary items and income taxes for the first quarter was €972 million, a drop of 4.9% at historical exchange rates and of 3.4% net of exchange rate effects. This figure can be broken down as follows:

- Amortisation of goodwill and positive consolidation differences of €66 million compared to €69 million for the first quarter of 2002, of which about €30 million was for the Pioneer Group and about €17 million for Pekao. During the quarter amortisation for Zivnostenska Banka and Koç commenced for a total of €4 million, which partially offset the positive impact of the devaluation of the dollar on the amortisation of Pioneer USA goodwill (about €8 million);
- Provisions to reserves for risks and charges of €40 million, of which approximately €15 million was for risks related to pending revocatory and other actions compared to €21 million for the corresponding period of the prior year;
- Writedowns of loans and provisions for guarantees and commitments, net of recoveries, of €164 million compared to €186 million for the first quarter of 2002;
- Writedowns of financial investments, net of recoveries, of €15 million including a writedown of €18 million for Commerzbank;

The contribution from extraordinary items was a positive €20 million compared to a loss of €15 million for the first quarter of 2002; this figure included gains from the sale of equity investments of about €17 million.

Income taxes were €437 million, which was down by 2% from 2002. Income taxes were 44.1% of earnings before taxes compared to 44.3% for the first quarter of 2002.

Thus, net profit for the period totalled €555 million compared to €561 million for the corresponding period in 2002. After minorities of €40 million (€73 million in the first quarter of 2002 including a €25 million profit before the acquisition profit of the Zagrebacka Banka Group), the Group portion of net profit was €515 million compared to €488 million for the prior year.

Balance Sheet Main Items

Loans to Customers

After the slowdown registered throughout 2002, loan growth stabilised in the euro area at the growth rate seen at the beginning of the year of about 4% annually for the area as a whole and 6%, net of REPO transactions, in Italy. In the domestic area growth was bolstered by the medium and long-term component, which was up by more than 11% over the twelve-month period, while short-term loans grew at a rate of under 1%.

In this context, the Group reported a more pronounced slowdown for several reasons. First, for several quarters the Group has followed a more selective credit policy with a greater focus on the combination of risk and return. In addition to this was the impact from the specific slowdown in loan demand in certain areas where the Group has a significant presence, such as Poland, and the effect of exchange fluctuations, in particular the devaluation of the zloty (down by 18.8% over the year) and the dollar (down by 19.9% compared to March 2002 and down by 3.7% for the quarter) against the euro.

Thus, Group loans, net of REPO transactions, declined slightly from the beginning of the year (down by 1.3%) and over the twelve-month period (down by 1.6%). With the inclusion of REPO transactions, which were down sharply for the quarter (down by 44.6%) and compared to March 2002 (down by 77.5%), total loans to customers were approximately €112 billion, down by about €2.7 billion from the end of 2002 (down by 2.3%).

LOANS TO CUSTOMERS (amounts in millions of €)	31.03.2003	31.12.2002 RESTATED	CHANGE FROM 31.12.02	%	31.03.2002 RESTATED	% CHANGE FROM 31.03.2002
Loans (excluding REPOS)	110,630	112,139	- 1,509	-1.3%	112,467	-1.6%
REPO transactions	1,440	2,600	- 1,160	-44.6%	6,406	-77.5%
Total loans to customers	**112,070**	**114,739**	**- 2,669**	**-2.3%**	**118,873**	**-5.7%**

The reduction in REPOs on the loan side was reflected in the performance of loans to customers in the Corporate Division, which posted a decline of €2.5 billion (down by 4.4%) since the beginning of the year, while the Retail Division remained just above levels of the beginning of the year (up by 0.5%). The reduction in loans of the New Europe Division was due instead to exchange rate fluctuations (during the quarter the zloty was devalued by about 9% against the euro). In fact, net of the exchange rate effect the Division moved from a decline of 2.9% for the quarter to an increase of 3.4% despite the largely unchanged level of loans of the Pekao Group at constant exchange rates. However, the significant reduction in loans at the Parent Company (down by 9.7% from the beginning of the year) was connected to lending to the Group's financial companies, and was thus offset by lower elisions.

LOANS TO CUSTOMERS BY DIVISION (amounts in millions of €)	31.03.2003	31.12.2002 RESTATED	CHANGE FROM 31.12.2002	%
Retail	41,616	41,427	+ 189	+0.5%
Corporate Banking	55,377	57,900	- 2,523	-4.4%
Private Banking & Asset Management	961	996	- 35	-3.5%
New Europe	11,553	11,893	- 340	-2.9%
Parent company and other companies	11,996	13,301	- 1,305	-9.8%
Elisions and adjustments	-9,433	-10,778	+ 1,345	-12.5%
Total loans to customers	**112,070**	**114,739**	**- 2,669**	**-2.3%**

The decline in loans related to the holding company's treasury operations affected the Group's market share in Italy (9.67% at the end of March, down from 9.86% at the end of December) causing over half of the change. On the other hand, the market share of the Retail and Corporate Divisions remained nearly unchanged from the prior year-end (it should be noted that figures for loans calculated by the Bank of Italy, which are only for units operating in Italy, are reported at face value and do not include REPOS).

Bad and Doubtful Debts

Bad and doubtful debts at book value were below the level at the beginning of the year on an equivalent basis dropping to €4,227 million (down by 0.8% from December, restated) due to reductions reported in all major categories.

ASSET QUALITY (amounts in millions of €)	31.03.2003	31.12.2002 RESTATED	CHANGE FROM 31.12.2002	%
Non-performing loans	2,145	2,150	- 5	-0.2%
Doubtful loans	1,876	1,895	- 19	-1.0%
Loans subject to restructuring	8	7	+ 1	+14.3%
Restructured loans	150	158	- 8	-5.1%
Loans to high risk countries	48	49	- 1	-2.0%
Total bad and doubtful debts - customers	**4,227**	**4,259**	**- 32**	**-0.8%**
Performing loans	107,843	110,480	- 2,637	-2.4%
Total loans to customers	**112,070**	**114,739**	**- 2,669**	**-2.3%**

This performance resulted from a decline of €85 million in the face value of bad and doubtful debts, which was concentrated in non-performing and doubtful loans, accompanied by a drop of a total of €53 million in the corresponding writedowns. However, taking into account the more pronounced reduction in overall loans to customers, the ratio of bad and doubtful debts to total loans during the quarter rose from 3.71% to 3.77% at book value during the quarter, and from 6.87% to 6.96% at face value, with a stable coverage ratio of just above 48% (see the following table for additional details).

BAD AND DOUBTFUL DEBTS CUSTOMERS (amounts in millions of €)	**NON-PERFORMING LOANS**	**DOUBTFUL LOANS**	**RESTRUCTURED LOANS (1)**	**COUNTRY RISK**	**TOTAL BAD AND DOUBTFUL DEBTS**
Situation as at 31.3.2003					
Face value	5,402	2,403	274	61	8,140
as a percentage of total loans	*4.62%*	*2.05%*	*0.23%*	*0.05%*	*6.96%*
Writedowns	3,257	527	116	13	3,913
as a percentage of face value	*60.3%*	*21.9%*	*42.3%*	*21.3%*	*48.1%*
Book value	2,145	1,876	158	48	4,227
as a percentage of total loans	*1.91%*	*1.67%*	*0.14%*	*0.04%*	*3.77%*
Situation as at 31.12.2002, restated					
Face value	5,466	2,430	266	63	8,225
as a percentage of total loans	*4.57%*	*2.03%*	*0.22%*	*0.05%*	*6.87%*
Writedowns	3,316	535	101	14	3,966
as a percentage of face value	*60.7%*	*22.0%*	*38.0%*	*22.2%*	*48.2%*
Book value	2,150	1,895	165	49	4,259
as a percentage of total loans	*1.87%*	*1.65%*	*0.14%*	*0.04%*	*3.71%*

(1) Including loans being restructured.

Both non-performing and doubtful loans posted a performance similar to that of all bad and doubtful debts, but with a different degree of intensity. In absolute terms non-performing loans were down in terms of face value (by €64 million) and book value (by €5 million), and were 4.62% of total loans at face value (4.57% in December) and 1.91% at book value (1.87% at the end of the prior year) with a coverage ratio of 60.3%. On the other hand, for doubtful loans there was a decline of €27 million at face value and €19 million at book value, while the percentage of doubtful loans to total loans rose by only two basis points to 2.05% at face value and 1.67% at book value with a coverage ratio of about 22%.

Bad and doubtful debts by Division

Although at structurally different levels, the performance of bad and doubtful debts in individual Divisions during the quarter was not significantly different from the trend at the consolidated level. For a more complete assessment of the situation, the table below provides a breakdown of total bad and doubtful debts and non-performing loans.

BAD AND DOUBTFUL DEBTS BY DIVISION CUSTOMERS (amounts in millions of €)	RETAIL	CORPORATE BANKING	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	COMBINED TOTAL	CONSOLIDATED TOTAL
Situation as at 31.3.2003						
Face value	2,608	2,357	2,873	302	8,140	8,140
as a percentage of total loans	*6.08%*	*4.14%*	*21.37%*	*2.30%*	*6.44%*	*6.96%*
Writedowns	989	983	1,797	144	3,913	3,913
as a percentage of face value	*37.9%*	*41.7%*	*62.5%*	*47.7%*	*48.1%*	*48.1%*
Book value	1,619	1,374	1,076	158	4,227	4,227
as a percentage of total loans	*3.89%*	*2.48%*	*9.31%*	*1.22%*	*3.48%*	*3.77%*
Situation as at 31.12.2002, restated						
Face value	2,585	2,360	2,964	316	8,225	8,225
as a percentage of total loans	*6.07%*	*3.97%*	*21.36%*	*2.18%*	*6.31%*	*6.87%*
Writedowns	974	958	1,883	151	3,966	3,966
as a percentage of face value	*37.7%*	*40.6%*	*63.5%*	*47.8%*	*48.2%*	*48.2%*
Book value	1,611	1,402	1,081	165	4,259	4,259
as a percentage of total loans	*3.89%*	*2.42%*	*9.09%*	*1.15%*	*3.39%*	*3.71%*

NON-PERFORMING LOANS TO CUSTOMERS BY DIVISION (amounts in millions of €)	RETAIL	CORPORATE BANKING	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	COMBINED TOTAL	CONSOLIDATED TOTAL
Situation as at 31.3.2003						
Face value	1,614	1,604	2,072	112	5,402	5,402
as a percentage of total loans	*3.77%*	*2.82%*	*15.41%*	*0.85%*	*4.27%*	*4.62%*
Writedowns	784	734	1,664	75	3,257	3,257
as a percentage of face value	*48.6%*	*45.8%*	*80.3%*	*67.0%*	*60.3%*	*60.3%*
Book value	830	870	408	37	2,145	2,145
as a percentage of total loans	*1.99%*	*1.57%*	*3.53%*	*0.29%*	*1.76%*	*1.91%*
Situation as at 31.12.2002, restated						
Face value	1,608	1,583	2,159	116	5,466	5,466
as a percentage of total loans	*3.77%*	*2.66%*	*15.56%*	*0.81%*	*4.19%*	*4.57%*
Writedowns	784	721	1,734	77	3,316	3,316
as a percentage of face value	*48.8%*	*45.5%*	*80.3%*	*66.4%*	*60.7%*	*60.7%*
Book value	824	862	425	39	2,150	2,150
as a percentage of total loans	*1.99%*	*1.49%*	*3.57%*	*0.28%*	*1.71%*	*1.87%*

Assets under Administration

At the banking industry level, direct deposits from customers grew at a relatively slower pace of about 5% compared to 8% at the end of 2002, while in the area of indirect deposits, financial market volatility is having an impact primarily on the performance of assets under management. In this area, mutual funds returned to a net inflow starting in October due to liquidity funds and a renewed interest in bond funds.

In this context, total assets under administration of Group customers were about €336.9 billion, nearly unchanged from the end of December (down by 0.9%) and down by 6.6% from the end of March 2002. Annual performance was adversely affected by the further decline in stock markets and the sharp devaluation of the dollar, the currency in which a significant portion of the Group's assets under management is denominated.

Despite the poor performance of financial markets, within this aggregate there was a shift towards indirect deposits, especially during the first quarter of the current year. Thus, indirect deposits represented 63.9% of the total compared to 62.3% in December and 63.4% in March 2002.

(amounts in millions of €)	31.03.2003	31.12.2002 RESTATED	CHANGE FROM 31.12.02	%	31.03.2002 RESTATED	% CHANGE FROM 31.03.2002
Direct deposits	121,581	128,265	- 6,684	-5.2%	132,068	-7.9%
Due to customers	*89,040*	*95,089*	*- 6,049*	*-6.4%*	*96,230*	*-7.5%*
Securities in issue	*32,541*	*33,176*	*- 635*	*-1.9%*	*35,838*	*-9.2%*
Indirect deposits (1)	215,326	211,639	+ 3,687	+1.7%	228,836	-5.9%
in administration	*114,572*	*110,112*	*+ 4,460*	*+4.1%*	*113,983*	*+0.5%*
under management	*100,754*	*101,527*	*- 773*	*-0.8%*	*114,853*	*-12.3%*
Assets administered for customers	**336,907**	**339,904**	**- 2,997**	**-0.9%**	**360,904**	**-6.6%**

(1) Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Market values.

Direct Deposits

Direct deposits totalled €121.6 billion, and were down by 5.2% for the quarter and 7.9% on an annual basis. This performance was affected in particular by the decline in REPOs (about €3 billion lower between December and March and €3.5 billion from March 2002) and by decisions made concerning issuance policies with the partial renewal of maturing securities (the stock of outstanding bonds dropped by €5 billion over the year). Furthermore, as in the case of loans, deposit levels were also substantially affected by exchange rate fluctuations for the banks of New Europe (with an impact of over €1 billion for the quarter and about €3 billion on an annual basis) and for dollar-denominated liabilities of the Parent Company's foreign branches (with a further impact of about €2 billion on an annual basis). Taking into account these effects, but not the further outflow of funds towards indirect deposits, the change from March 2002 would move from a decline of €10.5 billion to an increase of €3 billion (up by 2.3%).

The above components obviously also have an impact on direct deposits by Division. In particular, the decline reported by the Corporate Division was due to REPO transactions as well as tax maturities at the beginning of the year for businesses, while the drop in the Retail Division was offset by an increase in indirect deposits. As noted, the reduction in the New Europe Division was almost entirely due to exchange rate fluctuations, but was also tied to the growing shift of funds towards asset management products.

DIRECT DEPOSITS BY DIVISION (amounts in millions of €)	**31.03.2003**	**31.12.2002 RESTATED**	**CHANGE FROM 31.12.2002**	**%**
Retail	57,973	59,415	- 1,442	-2.4%
Corporate Banking	19,884	24,436	- 4,552	-18.6%
Private Banking & Asset Management	6,205	6,086	+ 119	+2.0%
New Europe	19,709	21,189	- 1,480	-7.0%
Parent company and other companies	26,978	25,995	+ 983	+3.8%
Elisions and adjustments	-9,168	-8,856	- 312	+3.5%
Total direct deposits from customers	**121,581**	**128,265**	**- 6,684**	**-5.2%**

At the end of March the Group's share of the domestic deposit market (in euros and other currencies for units operating in Italy with ordinary domestic customers) was 9.25%, down from 9.50% at the end of 2002. This decline was due to changes in current account deposits at the Corporate Bank and Parent Company, which are the most volatile components, while the Retail and Private banks reported an increase in share for the quarter. There was also a minor decline in the market share of other funding products (bonds and REPOS) due to investment decisions made by customers and deposit policies implemented by the Group.

Indirect Deposits

Although indirect deposits from customers at market values were affected by poor stock and foreign exchange performance, the advances achieved during the last quarter of the prior year were improved upon due to new inflows of deposits. Indirect deposits rose to approximately €215.3 billion, an increase of 1.7% over the end of 2002 despite the further slump of major stock markets (for example, the MIB index dropped by 8% for the quarter) and the devaluation of the dollar (down by 3.7% against the euro from the end of 2002), the currency in which a significant portion of the Groups assets under management is denominated. Within this area, the administered component, which was less affected by these factors, rose by 4.1% for the quarter while the managed component was essentially unchanged (down by 0.8%).

However, the impact of market trends on this area's performance compared tothe same period of the prior year was much more pronounced with a 34% drop in the MIB30 and a 20% devaluation of the dollar. As a result indirect deposits were down by 5.9% for the year due to a 12.3% decline in managed assets, while assets under administration remained at the level of the same period of the prior year (up by 0.5%).

The performance described resulted in a shift in this area towards indirect deposits under administration, which surpassed the managed portion in absolute terms, and over the twelve-month period rose from 49.8% to 53.2% of the total.

Total Assets under Management

During the first quarter of 2003 the assets managed by the Group, including liquid assets and securities issued by the Group remained essentially unchanged from the end of December 2002 at €101.8 billion (down by 0.6%), down by 11.8% from the same period of the prior year.

ASSETS UNDER MANAGEMENT (CUSTOMERS) (amounts in millions of €)	31.03.2003	31.12.2002 RESTATED	CHANGE FROM 31.12.02	%	31.03.2002 RESTATED	% CHANGE FROM 31.03.2002
Italy	**78,179**	**78,941**	**-762**	**-1.0%**	**86,966**	**-10.1%**
Mutual funds placed directly	36,435	37,632	-1,197	-3.2%	45,406	-19.8%
Customer segregated accounts	25,320	26,008	-688	-2.6%	28,126	-10.0%
- Segregated accounts in funds	*14,614*	*15,781*	*-1,167*	*-7.4%*	*17,825*	*-18.0%*
- Other segregated accounts	*10,706*	*10,227*	*479*	*+4.7%*	*10,301*	*+3.9%*
Insurance policies (actuarial reserves)	16,424	15,301	1,123	+7.3%	13,434	+22.3%
- Unit linked	*11,254*	*10,411*	*843*	*+8.1%*	*9,452*	*+19.1%*
- Other policies	*5,170*	*4,890*	*280*	*+5.7%*	*3,982*	*+29.8%*
United States	**17,608**	**17,635**	**-27**	**-0.2%**	**23,386**	**-24.7%**
Other international markets	**3,755**	**3,732**	**23**	**+0.6%**	**3,426**	**+9.6%**
New Europe	**2,296**	**2,124**	**172**	**+8.1%**	**1,726**	**+33.0%**
Total customer assets under management	**101,838**	**102,432**	**-594**	**-0.6%**	**115,504**	**-11.8%**
Note:						
Assets in mutual funds	*84,953*	*86,272*	*-1,319*	*-1.5%*	*101,176*	*-16.0%*
- Securities funds distributed in Italy (2)	*60,994*	*62,578*	*-1,584*	*-2.5%*	*71,316*	*-14.5%*
- Other mutual funds	*23,959*	*23,694*	*265*	*+1.1%*	*29,860*	*-19.8%*

(1) Segregated accounts exclude those accounts related to insurance policies. Amounts shown include liquid assets and Group securities in issue.

(2) Assogestioni statistics.

In Italy, assets were just below year-end levels (down by 1.0%) at €78.2 billion, but down by 10.1% from March 2002. Reversing the trend of negative stock market performance (as noted, the MIB30 was down by 8%), during the first quarter of 2003 the fund market had net inflows of €8,700 million confirming the trend that started at the end of last year, which was tied to the renewed interest of investors in funds, and especially bond and money market funds.

Thus, assets held by mutual funds managed by Italian brokers rose by 0.13% or €611 million in absolute terms. Overall, the Group reported a net outflow of €407.2 million in funds during the first quarter.

Among the main asset management products, there continued to be steady growth in the actuarial reserves of life insurance policies during the quarter (up by 7.3% over the beginning of the year and up by 22.3% over the same period of the prior year) and in unit-linked and "other policies" (up by 19.1% and 29.8% respectively over the year). On the other hand, there was a 2.6% decline in segregated accounts, which was partially mitigated by the increase in "other segregated accounts" (up by 4.7%) and the 3.2% increase in funds placed directly.

Growth in the Bancassurance area was bolstered by new business of €1,766 million for the first quarter of 2003 (up by 74% over the same period of the prior year) with market shares confirming the Group's leading position:
- 61% of the bancassurance market and 45% of the overall market for unit-linked products (nearly double the share for all of 2002);
- 18.9% of the bancassurance market (17.6% in 2002) and 14.9% of the overall market (11.7% in December 2002) by total premiums.

During the quarter the Group continued to offer products with guaranteed principal (including unit-linked policies), which were successfully launched by the Group in 2001. The placement of these products, which are distributed by Group banks, with underlying Pioneer funds and guarantees provided by UBM, totalled €735.9 million.

Impressive results were achieved in the other markets where the Group has a presence with Pioneer Investment.

The contribution of Pioneer's American division was especially impressive with a net inflow of €962.3 million. In dollar terms, gross sales reported for the first three months were up by 16.4% over the same period, while net inflow was up by 15.6%. The inflow was not sufficient to offset the negative effects of markets and the depreciation of the dollar. Despite this performance, assets under management remained unchanged from the beginning of the year, but were down by 24.7% on an annual basis. In dollar terms assets totalled €19,231.3 million with a 3.8% increase over the end of December 2002.

For the first quarter, Pioneer's International Division (excluding Italy) reported net inflows of €226.2 million, an increase of more than 150% over the first quarter of 2002 (net of an exceptional transaction that occurred in February 2002). The first quarter also saw a strong sales performance in German language countries (up by €39 million), Latin America (up by €49.8 million) and in the remaining countries in the European area, particularly in France (up by €65.9 million) and Spain (up by €21.8 million). Assets under management were €3,755 million, which was up from the figure at the beginning of the year and from the same quarter of the prior year by 0.6% and 9.6% respectively.

The New Europe Division continued the trend of rising inflows in all three months with a flow of €284 million, an increase of €213.4 million over the same period of the prior year (up by 302.2%), while gross sales were up by 279.2%, due in particular to the continued success of bond products in Poland.

Assets under management, located primarily in Poland where Pioneer Pekao has proven itself to be a leader among asset management companies with 25.12% market share, totalled €2,296 million (including the share of the Koç and Zagrebacka Groups), which was up by 8.1% over the beginning of the year and 33% over the same quarter of the prior year.

Equity Investments

During the quarter, equity investments were up by €1,014 million to a total of €3,235 million. This change was largely the result of the acquisition of a stake in Assicurazioni Generali.

Securities Portfolio and Interbank Position

During the quarter there was a reduction of about €4.8 billion in "structural liquidity" resulting from the decline in direct deposits (down by €6.7 billion), which was greater than the drop in loans to customers (down by €2.7 billion), and from an increase in fixed assets (€950 million excluding securities), which was only partially offset by the increase in shareholders' equity (up by €425 million). With an increase in the securities portfolio of about €1.5 billion, the lower liquidity position made it necessary to increase interbank funding by approximately €6.3 billion.

STRUCTURAL LIQUIDITY (amounts in millions of €)	31.03.2003	31.12.2002 RESTATED	CHANGE FROM 31.12.02	%	31.03.2002 RESTATED	CHANGE FROM 31.03.2002
Structural liquidity	**22,510**	**27,310**	**- 4,800**	**-17.6%**	**28,604**	**- 6,094**
of which:						
Investment and trading securities:	32,469	30,928	+ 1,541	+5.0%	37,318	- 4,849
- *investment securities*	*13,870*	*13,338*	*+ 532*	*+4.0%*	*17,186*	*- 3,316*
- *trading securities*	*18,599*	*17,590*	*+ 1,009*	*+5.7%*	*20,132*	*- 1,533*
Interbank position	-9,959	-3,618	- 6,341	n.s.	-8,714	- 1,245
- *Loans to banks*	*28,798*	*28,804*	*- 6*	*-0.0%*	*25,460*	*+ 3,338*
- *Due to banks*	*38,757*	*32,422*	*+ 6,335*	*+19.5%*	*34,174*	*+ 4,583*

Operating Structure

Employees

As at 31 March 2003 the staff at the fully consolidated banks and companies of the UniCredito Italiano Group totalled 67,922 employees, down from the "pro-forma" figure as at 31 December 2002 by 417 employees, which was largely due to the ongoing plan to reduce staff at the Pekao Group.

NUMBER OF EMPLOYEES	31.03.2003	% OF TOTAL	31.12.2002 RESTATED	% OF TOTAL	CHANGE
Retail Division	25,835	38.0%	26,235	38.4%	-400
Corporate Banking Division	5,983	8.8%	5,856	8.6%	127
Private Banking and Asset Manag. Division	3,063	4.5%	2,946	4.3%	117
New Europe Division	27,916	41.1%	28,354	41.5%	-438
Parent company and other companies	5,125	7.6%	4,948	7.2%	177
GROUP TOTAL	**67,922**	**100%**	**68,339**	**100%**	**-417**

Branches

At the end of the quarter the Group's network consisted of 4,507 branches, which was essentially unchanged from the beginning of the year following the launch of the segment banks. However, compared to the actual situation at the end of December, there was an increase of about 330 branches due to the new bank branches of the segment banks and the acquisition of the Koç Group.

NUMBER OF BRANCHES	31.03.2003	% OF TOTAL	31.12.2002 RESTATED (1)	% OF TOTAL	CHANGE
Retail Division	2,881	63.9%	2,878	63.8%	3
Corporate Banking Division	213	4.7%	213	4.7%	
Private Banking and Asset Manag. Division	162	3.6%	162	3.6%	
New Europe Division	1,243	27.6%	1,252	27.7%	-9
Parent company and other companies	8	0.2%	8	0.2%	
GROUP TOTAL	**4,507**	**100%**	**4,513**	**100%**	**-6**

(1) The number of branches for the newly established segment banks is reported as at 1.1.03.

The Financial Consultant Network

Since the beginning of the year, the financial consultants of UniCredit Banca and those gained from the merger by absorption of OnBanca have been centralised in Xelion. At the end of March, the Group's network consisted of 1,730 financial consultants, down by about 100 from the end of 2002. It is estimated that at the end of the integration process the network will have about 1,700 financial consultants for about €5 billion in assets making it one of the largest 5 networks in Italy by number of financial consultants and among the 10 largest networks by total assets.

Call Centre

The number of participants in the telephone banking service reached a level of 388,569 (up by 11% over the first quarter of 2002), while the number of users rose by about 20% to over 120,000.

As regards operations using telephone banking services, there was an overall decline in transactions since it was possible to migrate a growing number of customers to the less expensive (for both customers and the bank) Internet service. Telephone banking is increasingly seen as a back up for Internet banking for operational transactions (thereby achieving the best synergy between the two forms of remote banking), and has assumed an increasingly important commercial role by focusing on pre and post-sales services and telemarketing activities aimed at providing growing support for the sale of products/services by the physical branch network. In fact, 266,000 telemarketing calls were made (up by 18% over the first quarter of 2002), and about 9,000 e-mails were handled (up by 20%).



Other significant events during the period

Domestic Banking Industry

S3 Transaction

In January of this year, the third and final phase of the "S3 Project" was concluded, which led to the transformation of the Group's seven commercial banks in Italy (Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Credito Italiano and Rolo Banca 1473) into three new national banks specialising in servicing specific customer segments (corporate, private banking and retail).

On 1 January 2003 the partial spin-off took effect from UniCredit Banca S.p.A. (whose capital stock was €1,849,400,000) to UniCredit Banca d'Impresa, raising its capital stock to €3,671,300,000, and to UniCredit Private Banking raising its capital stock to €236,300,000.

The partial spin-off resulted in the following:

- The transfer to UniCredit Banca d'Impresa of the division consisting of the assets, liabilities, rights, obligations and, in general, all substantial legal situations concerning the relationships classified as "corporate", since they are maintained with customers consisting primarily of private and government businesses and government agencies whose size, corporate structure and organisational behaviour involve a need for specialised services and assistance targeted at corporate activities.
- The transfer to UniCredit Private Banking of the division consisting of the assets, liabilities, rights, obligations and, in general, all substantial legal situations concerning the relationships classified as "private" since they are maintained primarily with individual customers with a high level of liquid assets and with non-commercial or production agencies and organisations with needs comparable to those of individual customers with similar liquid funds, who require products and services for managing their assets along with highly qualified consulting capabilities.

Following the corporate transactions that led to the implementation of the S3 Project, the Group took on a new corporate structure.

All previously owned strategic and non-core equity investments and those whose operations are complementary with the Group are directly held by UniCredito Italiano. Added to these, as a result of the merger, are all equity investments previously held by the absorbed banks, including, in particular, the two specialised banks - Banca Mediocredito and UniCredito Gestione Crediti S.p.A. – Banca per la Gestione dei Crediti (the new name of Mediovenezie Banca) – and minority interests in businesses that are complementary to their operations in the area. However, using the same approach followed up until now, the latter will continue to be managed as tools for the development of individual local economies.

On the other hand, only product and service companies (some already directly held by the Parent Company, and others the result of bank mergers), which perform an activity that is essential for the business development of the segment banks, were transferred to the segment banks to which they report for corporate and functional purposes. The purpose of this was to optimise the quality and depth of the range of products as well as operating efficiency.

Another aspect of the partial spin-off noted above, which took effect on 1.1.03, was the partial spin-off of the division made up of the financial consultants of UniCredit Banca Spa to Xelion Banca Spa (which was authorised to conduct banking operations on 1 June 2002), the multi-channel bank of the UniCredit Group dedicated to offering products through financial consultants.

The purpose of the transaction was to satisfy the Group's desire to enhance the financial consultant network within UniCredit Banca, which was inherited from the former Credito Italiano, as an asset to strengthen Xelion Banca S.p.A.

In addition, after the merger by absorption of ONBanca into UCI effective 31.12.2002, ONBanca's previously absorbed financial consultant network was transferred by UniCredit to Xelion Banca effective 2.1.2003.

Following these transactions, Xelion will have a significant financial consultant network, enabling it to strengthen its market position and to compete with the largest competitors in the sector.

Development in New Europe

Czech Republic

Last February, following the issuance of the necessary authorisations by the appropriate authorities, UniCredito Italiano finalised the purchase of 85.16% of Zivnostenska Banka A.S., a Czech bank listed on the Prague stock exchange, at a price of €174 million. Zivnostenska Banka is a commercial bank and the tenth largest bank in the Czech Republic by total assets (approximately €1,694 million) with a 2.4% market share of loans and deposits respectively. It offers its corporate (about 2,400 companies) and retail (about 88,000 customers in the medium to high income bracket) customers a broad range of products and traditional services as well as telephone and Internet banking. In addition, through its subsidiaries, ZB Trust and ZB Asset Management, it offers investment products and services and distributes pension products on behalf of the Allianz Group.

The bank's distribution system covers the entire domestic territory of the Czech Republic and consists of 28 branches located in the country's main cities, and has about 800 employees.

In April, in accordance with current Czech law, a mandatory residual purchase offer was launched for 14.84% of the shares of Zivnostenska Banka that were still outstanding at a price of 4,759 Czech korunas (about €149) per share, which is equivalent to the price paid by UniCredit to acquire a controlling interest.

Croatia

In order to rationalise the Group's presence in Croatia, a process was launched to combine the two entities operating in the country through a merger by absorption of CR Trieste Banca dd into Zagrebacka Banka. This will make it possible to further strengthen the corporate business carried out by CR Trieste to service Italian customers by leveraging the greater resources of Zagrebacka Banka and the broader range of services that the latter is able to offer. In order to quickly implement the project to integrate the two banks, after purchasing the remaining interest held by minority shareholders (19.80%) with an outlay of about €3.7 million, UniCredit sold the entire stake held in CR Trieste Banca d.d. (100%) to Zagrebacka Banka at a total price of about €17.3 million. The latter will proceed with the absorption of CR Trieste Banca d.d. by the end of June.

Other transactions concerning the UniCredito Italiano Group

Reorganisation of the Group's Property Holdings

As a part of the project to reorganise the property holdings of the UniCredito Italiano Group pertaining to the Parent Company and UniCredit Banca, at its meeting of last 28 February, the Board of Directors of UniCredito Italiano voted to transfer the company's properties to two newly formed companies provisionally called Unimmobiliare Alfa Srl and Unimmobiliare Beta Srl, with capital stock of €100,000, which is fully held by UniCredito Italiano. To this end, on 24 March, the shareholders' meetings of the above subsidiaries were held.

To be specific, Unimmobiliare Alfa, which changed its name to UniCredit Real Estate S.p.A., voted to increase its capital stock to €8,524,647 through the transfer by UniCredit of the division represented by strategic properties, which is made up of essential properties for which there is a replacement cost. In particular, these are historical buildings used for office and commercial space such as branch and other offices.

In turn, Unimmobiliare Beta, which changed its name to Cordusio Immobiliare SpA, increased its capital stock to €226,090,450 through the transfer by the parent company of the division represented by non-strategic properties (those owned properties have little or no replacement cost, but are used in operations). In particular, these are non-priority management buildings, archive storage, branch office buildings and other buildings to be sold.

By the end of June the second phase of the project will be implemented that calls for the partial spin-off of the property division of UniCredit Banca, which is also made up of strategic and non-strategic properties, to the newly formed property companies.

Other Corporate Transactions

Fidis Retail Italia

In March 2003 UniCredito Italiano, Banca Intesa, Capitalia and SanPaolo-IMI signed a contract with FIAT Auto SpA in anticipation of the acquisition of 51% of Fidis Retail Italia SpA (FRI), a company in the FIAT Group that operates in Europe in the area of consumer credit for purchases of automobiles by retail customers. The acquisition will be finalised in coming months through a new company to be established, of which the banks will each own 25%. The purchase price for the portion of FRI being sold, equal to about €370 million, was determined on the basis of FRI's pro-forma consolidated balance sheet as at 30 June 2002. The transaction is one of the initiatives undertaken pursuant to the "framework agreement" signed by FIAT and the Banks on 27 May 2002 to improve the financial situation of the industrial group.

Assicurazioni Generali

During the first quarter of this year, UniCredito Italiano purchased 3.53% of the capital of Assicurazioni Generali at a total price of €977 million.

On 13 March UniCredito Italiano, Banca Monte dei Paschi di Siena and Capitalia signed a "consulting agreement" (with a term of six months, automatically renewable) that calls for the commitment of the parties to periodically consult with one another regarding any topic of mutual interest regarding Assicurazioni Generali.



Outlook

The current macroeconomic environment appears weaker than several months ago: in fact, the high uncertainty characterising the months preceding the Anglo-American offensive curbed the propensity to consume in the USA and further weakened individual demand in Europe.

However, for the remainder of 2003, a relative improvement in economic fundamentals is anticipated due primarily to the renewed climate of confidence following the end of the conflict in Iraq.

GDP growth projections for the USA and countries in the European zone are for slight growth over 2002. With regard to policy rates, it is likely that in Europe the ECB Refi Rate may decline further by the summer; however, no intervention by the Fed is expected in the coming months. With regard to stock markets, in April and the first days of May the major European indices had already reported an inversion of the negative trend of prior months. Although there continues to be high volatility tied to uncertainty over fundamentals, the upward trend should dominate to a certain degree during the remainder of the year.

If confirmed, the scenario described would result in the following for key industry variables:

- a moderate recovery in total bank loans, and in particular short-term loans;
- bank spreads that are slightly lower than in 2002 due to the greater elasticity of lending rates compared to borrowing rates, including during periods of decline;
- modest growth in assets under management, and in particular the mutual fund market, due in part to the high propensity of households for liquid assets.

Again this year, this would result in an anticipated decline in profits for the banking industry. Operating profit would be in decline for the third year in a row due to the substantial stability of total revenues (decline in net interest income and slight increase in service income) and an increase in operating expenses.

In this environment, due in part to the new divisional business model adopted at the beginning of 2003, the Group still confirms its income and business growth objectives.

In particular, to achieve overall objectives under adverse economic conditions, the following projections are made:

- increased volume in areas with the greatest potential (household mortgages) and a continuing close watch over mark-up and mark-down in order to mitigate the impact on net interest income of the reduction in spread forecast for the industry.
- further growth in services with high profit margins for corporate customers and in the placement of insurance and social security products with households in order to offset the lacklustre conditions in the area of assets under management affecting service revenues.
- the containment of operating expenses through processes to improve efficiency, and especially at Unicredit Banca;
- close monitoring and dynamic management of risks;

- the rationalisation of non-strategic equity investments and continued implementation of the structural projects of foreign banks.

If the performance in the external environment is in line with expectations, the success of the initiatives launched should make it possible to improve results over 2002 and provide a proper return for the risk of the individual divisions, on the basis of excellent results, again in 2003.

Milan, 13 May 2003

THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO

Explanatory Notes

The consolidated quarterly report as at 31 March 2003, which is presented in restated form, was prepared on the basis of accounting principles and criteria adopted for the preparation of the consolidated accounts as at 31 December 2002.

For the consolidation, the reports as at 31 March 2003 of the parent company and those provided by the companies were used, and were properly restated and adjusted to take into account consolidation requirements, and as necessary, modified to standardise them to Group accounting principles.

The quarter under review was considered a separate period, and as a result the profit and loss account reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which reporting did not completely reflect the applicability of items that were not accrued on a pro rata basis, such as, in particular, administrative expenses, the accounting figure was supplemented by budget-based estimates.

The most significant inter-company balance sheet and profit and loss dealings were eliminated. Unreconciled amounts were posted respectively to other assets and liabilities and extraordinary income and charges.

This quarterly report is not subject to audit by the external auditors.

Graphic design and typesetting
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: Bertieri Istituto Grafico - Monza
May 2003


UniCredito Italiano